UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934




                      For the date of 13 September, 2006

                   ALLIED IRISH BANKS, public limited company

             Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




    Notification of Transactions of Directors/Persons Discharging Managerial
                      Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.


 1. An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.


 2. An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.


 3. An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24


 4. An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.



All relevant boxes should be completed in block capital letters


1  Name of the Issuer

Allied Irish Banks, p.l.c.



2  State whether the notification relates to:


    (i)      a transaction notified in accordance with Market Abuse Rules;


    (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

    (iii) both (i) and (ii).

Both (i) and (ii) and pursuant to Disclosure Rule 3.1.4 R(1) (a)




3  Name of person discharging managerial responsibilities/director

Ms. Jennifer Winter - Director


4 State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Notification refers to Director


5 Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Notification refers to an interest of the person named at 3.


6 Description of shares (including class) debentures or derivatives or financial instruments relating to shares

Ordinary Shares, EUR0.32 each nominal

7 Name of registered shareholder(s) and, if more than one, number of shares held by each of them

Person referred to at 3.


8  State the nature of the transaction

Acquisition of Shares

9  Number of shares, relating to transaction at 8

200 shares

10 Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.000023 %

11 Number of shares, debentures or financial instruments relating to shares disposed

N/A

12 Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A




13 Price per share or value of transaction

EUR19.85

14 Date and place of transaction

13 September 2006

Dublin

15 Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

480 shares - 0.000055%




16  Date issuer informed of transaction

13 September 2006

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:


17  Date of grant

18  Period during which or date on which it can be exercised

19  Total amount paid (if any) for grant of the option

20  Description of shares or debentures involved (class and number)

21 Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise

22 Total number of shares or debentures over which options are held following notification

23  Any additional information

24  Name of contact and telephone number for queries

Mr. John Burns - (00-353-641-2348)

Name and signature of duly designated officer of issuer responsible for making notification

Mr. John Burns, Assistant
Secretary____________________________________________________

Date of notification ______13 September 2006___________________________________


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)




Date  13 September, 2006                       By: ___________________
                                                   John O'Donnell
                                                   Group Director, Finance,
                                                   Risk and Enterprise
                                                   Technology
                                                   Allied Irish Banks, p.l.c.